FEDERATED MDT SERIES
Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 23, 2009

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

RE:           FEDERATED MDT SERIES (the “Trust”)
 Class A Shares
 Class C Shares
 Institutional Shares
                       1933 Act File No. 333-163421
                       1940 Act File No. 811-21904

Dear Sir or Madam:

The following responds to your specific instructions that we furnish written responses to the oral comments received from the Securities Exchange Commission (the “Commission”) on December 15, 2009, regarding the proposed reorganization pursuant to which the Federated MDT Small Cap Core Fund (the “Acquiring Fund”) would acquire the assets of the Federated MDT Small Cap Value Fund (the “Acquired Fund”) (the “Reorganization”).  As discussed with the Commission examiners, Keith O’Connell and Sheila Stout, the following changes have been made in response to the oral comments received:

1.	In response to your comment to add the Tandy Representation in the Correspondence letter:

The Tandy Representation has been added to the Correspondence letter.

2.	In response to your comment on the names of the Acquired Fund and the Acquiring Fund appearing to be in reverse order in the cover letter:

The cover letter has been corrected.

3.	In response to your comment that a NAST Analysis be performed and filed explaining why the Acquiring Fund would be the accounting survivor after the Reorganization:

The NAST analysis was filed as a correspondence filing on December 22, 2009.

4.	In response to your comment to correct the date on the N-14 cover:

The date on the N-14 cover has been corrected.

5.	In response to your comment regarding the Introduction section of the N-14, regarding deferred or prepaid expenses:

We have removed the parenthetical which stated, “except for deferred or prepaid expense, which are not expected to be material in amount”.  We also removed any references to this language in the N-14.

6.	In response to your comment regarding the Acquired Fund’s asset size:

As of September 30, 2009, the asset size of the Acquired Fund was approximately $8.7 million, while that of the Acquiring Fund was approximately $7.0 million.  Federated believes that the Acquiring Fund, on a pro forma basis, will be a more viable fund.  Further, the Acquiring Fund is in Morningstar’s small cap blend category, which is substantially larger in terms of assets than the Acquired Fund’s small cap value category.

7.	In response to your comment that the total gross expenses in the NCSR Financial Highlights dated July 31, 2009 are five basis points (gross) off from the existing tables in the N-14:

The Class A Shares of the Acquiring Fund and the Acquired Fund have a dormant 12b-1 fee of 0.05%.  This dormant fee is presented in the fee table because it is an expense that can be charged.  The fee is not reflected in the waiver ratio on the financial highlights because the fee has not accrued.

8.	In response to your comment that in the Capitalization Table that the Reorganization costs are paid, in part, by the Acquired Fund. This should be shown as an adjustment to net assets.

Due to current expense cap on the Acquired Fund, certain expenses to be borne in connection with the Reorganization will likely be reimbursed by the Adviser.  As such, there will be no material impact to net assets.

9.
In response to your comment as to the reason why, in the Statement of Additional Information (“SAI”), we included Number 5 “Unaudited Financial Statements of Federated MDT Small Cap Value Fund, a portfolio of Federated MDT Series, dated January 31, 2009” and why we also included, on the second page, “Unaudited financial statements of Federated Small Cap Value Fund, dated January 31, 2009, which were filed with the Commission pursuant to Section 30(b) of the Investment Company Act of 1940, as amended, on or about March 26, 2009, with the Semi-Annual Report to shareholders of Federated Small Cap Value Fund”:

The Number 5 reference and the second page reference were removed from the Table of Contents and from the Section entitled “Information Incorporated by Reference”.

10.
In response to your comment that in the SAI should include: (1) a footnote if there are any securities to be disposed of (otherwise include an adjustments column) and (2) a footnote if all securities conform to the investment objectives and limitations:

A footnote has been added to the end of the section entitled “Pro Forma Financial Statements for the Year Ended July 31, 2009 (Unaudited)”.  The footnote states that it is anticipated that the Acquired Fund will likely dispose some of its portfolio holdings prior to the Reorganization. The exact securities that will need to be disposed will not be known until closer to the Reorganization. As of July 31, 2009, all of the portfolio holdings of the Acquired Fund would comply with the investment restriction and compliance guidelines of the Acquiring Fund.

11.	In response to your comment that in the SAI, on the Statement of Assets and Liabilities, the total net assets do not equal the schedule of investment:

The total for the pro forma columns of total net assets and schedule of investments agree.

However, the totals for the Acquiring Fund will not agree, given that the adjustment for brokerage commissions is made in the adjustments column on the Statement of Assets and Liabilities.  As such, the totals for the Acquiring Fund columns will be off by that amount.

12.	In response to your comment that the SAI should have a footnote after “Statement of Operations” that the Reorganization fees are being paid by Acquired Fund.

A footnote stating that the Reorganization fees are being paid by Acquired Fund has been added after “Statement of Operations.”

Prospectus Comments (Keith O’Connell):

13.
In response to your comment that the fifth paragraph of the Section entitled “Reasons for the Proposed Reorganization,” should have language added that the Board believes at the beginning of the second sentence:

The second sentence now reads “The Board believes that to maintain the viability and competitiveness…”.

14.
 In response to your comment that the fifth paragraph of the Section entitled “Reasons for the Proposed Reorganization,” should clarify whether it is intended to say that The Acquiring Fund will be a more viable fund after the merger or the combination of the two funds:

As stated in Number 6 of this letter, as of September 30, 2009, the asset size of the Acquired Fund was approximately $8.7 million, while that of the Acquiring Fund was approximately $7.0 million.  Federated believes that the Acquiring Fund, on a pro forma basis, will be a more viable fund.  Further, the Acquiring Fund is in Morningstar’s small cap blend category, which is substantially larger in terms of assets than the Acquired Fund’s small cap value category.

15.	In response to your comment that on page 4, under the Section entitled “Reasons for the Proposed Reorganization”, the second bullet point should state that the Acquiring Fund’s waiver expires in 2010:

We have added language that states the MDT Adviser has not determined whether it intends to eliminate of substantially reduce the voluntary waiver on the Acquiring Fund after September 30, 2010.

17.	In response to your comment that “bank instruments” should not be excluded from the Acquiring Fund’s non-fundamental concentration policy:

As discussed with the Commission, the guidance provided in former Guide 19 to Old Form N-1A will be addressed with the Board of Trustees of the Federated MDT Series at an upcoming Board meeting and, consistent with the Board’s determinations at such meeting, the disclosure relating to the exclusion of domestic bank instruments from the concentration policy, which appears below the disclosure of the non- fundamental investment limitations of the Federated MDT Series in the Statement of Additional Information of the Acquiring Fund will be revised appropriately.

18.
In response to your comment that on Page 36, in the Section entitled “Information About The Reorganization”, we have the same deferred or prepaid expense language from the above Number 5 of this letter:

We removed all references to the deferred or prepaid expenses parenthetical from the N-14 and SAI where it appears.

In connection with the review of this filing by staff of the Securities Exchange Commission, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-3810.

Very truly yours,

/s/ Terri L. Kerr
Terri L. Kerr
Paralegal

Enclosures